ITEM 77Q1(a) - COPIES OF ANY MATERIAL AMENDMENTS TO THE REGISTRANT'S CHARTER OR BY-LAWS

Amendment No.	 1 to the Agreement and Declaration of Trust of
Vision Group of Funds

Article VII of the Declaration of Trust is hereby amended to add Section 9 as follows:
Section 9. Derivative Actions. Subject to the requirements set forth in Section 3816 of the DBTA, a Shareholder or Shareholders may bring a derivative action on behalf of the Trust only if the Shareholder or Shareholders first make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such action is excused. A demand on the Board of Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action at issue.
A Trustee shall not be deemed to have a material personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his service on the Board of Trustees of the Trust or on the boards of one or more investment companies with the same or an affiliated investment advisor or underwriter.

         In Witness Whereof, the Trustees named below, being all of the Trustees of the Trust, do hereby execute this Amendment No. 1 on this 29th day of May, 2002.


/s/ Randall I. Benderson		/s/ Joseph J. Castiglia
Randall I. Benderson	Joseph J. Castiglia


/s/ John S. Cramer		/s/ Mark J. Czarnecki
John S. Cramer	Mark J. Czarnecki


/s/ Daniel R. Gernatt, Jr.		/s/ George K. Hambleton, Jr.
Daniel R. Gernatt, Jr.	George K. Hambleton, Jr.

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